NEWS RELEASE

Canarc Closes CA$37,350 in Private Placement Financing

Vancouver, Canada – November 9, 2009 - Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DB-F) announces that it has closed the non-brokered private placement equity financing totaling CA$37,350 announced on November 2, 2009.

The private placement consisted of 304,900 units priced at CA$0.1225 per unit for gross proceeds of CA$37,350.  Each unit consisted of one common share and one-half share purchase warrant.  Each full warrant can be exercised to purchase one common share at CA$0.165 within an 18 month period.

A 7% finder’s fee is payable in cash on a portion of this placement.  The private placement is subject to the standard four month hold period (and a US legend for American subscribers only).

The net proceeds of the unit private placement will be added to working capital.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/  Philip Yee

Philip Yee

Chief Financial Officer

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.